RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries
Exhibit 12.01

(Dollar amounts in millions, except ratios)	Years Ended December 31,
	2005	2004	2003	2002	2001

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees	$1,130	$948	$771	$717	$576
Capitalized interest	(11)	(7)	(9)	(9)	(17)
Depreciation of capitalized interest	14	13	12	12	11
Dividends from less than 50%-owned
companies carried at equity	17	11	19	9	5
Adjusted pre-tax income from continuing
operations before adjustment for minority
interests in consolidated subsidiaries or income
or loss from equity investees	$1,150	$965	$793	$729	$575

Fixed charges:
Interest on long-term and short-term debt	$163	$155	$151	$206	$224
Capitalized interest	11	7	9	9	17
Rental expenses representative
of an interest factor	32	29	31	32	37
Preferred stock dividend requirements of
consolidated subsidiaries	-	1	-	1	2
Total fixed charges	206	192	191	248	280
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	-	(1)	(2)
Total fixed charges less preferred stock dividends	$206	$191	$191	$247	$278

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees plus fixed charges and preferred stock
dividend requirements of consolidated
subsidiaries	$1,356	$1,157	$984	$977	$855
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	-	(1)	(2)
Total earnings less preferred stock dividends	$1,356	$1,156	$984	$976	$853

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	6.6	6.0	5.2	3.9	3.1

RATIO OF EARNINGS TO FIXED CHARGES	6.6	6.1	5.2	3.9	3.1